Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 27, 2009

$[—] 100% Principal Protected Notes due May 31, 2012 Linked to the Barclays Capital Intelligent Carry Index™ Excess Return Medium-Term Notes, Series A, No. F-97

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa3‡)

Initial Valuation Date:	May 26, 2009

Issue Date:	May 29, 2009

Final Valuation Date:	May 25, 2012*

Maturity Date:	May 31, 2012* (resulting in a term to maturity of 3 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	The Barclays Capital Intelligent Carry Index™ Excess Return (the “Index”) , (Bloomberg ticker: BXIICRUS) as described under “Description of the Reference Asset” in this free writing prospectus.

Participation Rate:	150%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the Reference Asset Return is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the Reference Asset Return and (ii) the participation rate:

$1,000 + ($1,000 x Reference Asset Return x participation rate)

•        if the Reference Asset return is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Reference Asset Return:	The performance of the reference asset from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the reference asset closing level on the initial valuation date.

Final Level:	The reference asset closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06739JAB9 and US06739JAB98

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*

Subject to postponement in the event of a market disruption event and as described under “Proprietary Indices—Barclays Capital Intelligent Carry Index™ Excess Return—Modifications to the Barclays Capital ICI Excess Return Index” in the index supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 and the index supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$2,500.00	150.00%
90.00%	$2,350.00	135.00%
80.00%	$2,200.00	120.00%
70.00%	$2,050.00	105.00%
60.00%	$1,900.00	90.00%
50.00%	$1,750.00	75.00%
40.00%	$1,600.00	60.00%
30.00%	$1,450.00	45.00%
20.00%	$1,300.00	30.00%
10.00%	$1,150.00	15.00%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: The Reference Asset Return is 20%.

Because the Reference Asset Return is positive, the investor receives a payment at maturity of $1,300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Reference Asset Return x 150%)

$1,000 + [$1,000 x (20% x 150%)] = $1,300.00

Therefore, the payment at maturity is $1,300.00 per $1,000 principal amount Note, representing a 30% return on investment over the term of the Notes.

Example 2: The Reference Asset Return is 50%.

Because the Reference Asset Return is positive, the investor receives a payment at maturity of $1,750.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Reference Asset Return x 150%)

$1,000 + [$1,000 x (50% x 150%)] = $1,750.00

Therefore, the payment at maturity is $1,750.00 per $1,000 principal amount Note, representing a 75% return on investment over the term of the Notes.

Example 3: The Reference Asset Return is -10%.

Because the Reference Asset Return is negative, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity and the closing level of the reference asset on the final valuation date are subject to adjustment as described in the following sections of the index supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Proprietary Indices—Barclays Capital Intelligent Carry Index™ Excess Return—Modifications to the Barclays Capital ICI Excess Return Index—Market Disruption and Force Majuere Events “; and

•

For a description of further adjustments that may affect the reference asset, see “Proprietary Indices—Barclays Capital Intelligent Carry Index™ Excess Return—Modifications to the Barclays Capital ICI Excess Return Index”.

•	Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 150% of the Reference Asset Return, if the Reference Asset Return is positive.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated for U.S. federal income tax purposes as contingent payment debt instruments. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. Dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. Dollar. Accordingly, the Notes will be treated as being denominated in U.S. Dollars and the Notes will be subject to the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. It is also conceivable that the Internal Revenue Service could assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat the Notes as maturing and being reissued on each rebalancing date. The tax consequences of such a treatment are uncertain, so you are urged to consult your tax advisor.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount and the Coupon—If the Reference Asset performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes.

FWP–4

•

Conflicts of Interest with the Index Sponsor—Barclays Capital, a division of Barclays Bank PLC, is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

•

Carry Trade Risk—The Index is designed to reflect the total return of a particular carry trade strategy. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the Index strategy, the level of the Index and the market value of the Notes will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the Index strategy, the level of the Index, and the market value of the Notes, will decline.

•

The Index May Be More or Less Volatile than Expected—As described in the index supplement under “Proprietary Indices—Barclays Capital Intelligent Carry Index™ Excess Return—Composition and Rebalancing of the Barclays Capital ICI Excess Return Index”, the methodology underlying the Index, and specifically the monthly mean variance optimization process, sets a target volatility for the Index of no more than 5%. However, actual volatility may be significantly higher or lower than 5%. Expected volatility is measured based on historical volatility and covariance of the index components, which is not necessarily an accurate predictor of future volatility or covariance. Since the inception of the Index, the actual realized volatility of the Index has been approximately 6.00% on average.

•

Foreign Exchange Rate Information May Not Be Readily Available—There is no systematic reporting of last-sale information for foreign currencies. Reasonable current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the index constituent currency exchange rates relevant for determining the value of the Notes. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

•	No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the Reference Asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

For more information about the reference asset, please see “Proprietary Indices—Barclays Capital Intelligent Carry Index™ Excess Return” in the index supplement.

FWP–5

As of January 15, 2009, the weights allocated to each of the currency forward agreements included in the Index were as follows:

Currency	Weight
EUR	63.40%
USD	-14.70%
JPY	20.30%
GBP	-11.20%
CHF	-60.60%
CAD	-11.60%
AUD	-7.20%
NZD	25.90%
SEK	-20.10%
NOK	15.70%

The table below provides the weights allocated to each of the currency forward agreements included in the Index as of the January rebalancing date each year, beginning on the index commencement date. This table is intended to demonstrate how the weights allocated to each of the currency forward agreements have varied historically. Although this table presents only the weights as of January of each year, as discussed above in “The Index—Composition and Rebalancing of the Index”, the actual weightings of the index components is rebalanced monthly.

Business Day	EUR	USD	JPY	GBP	CHF	CAD	AUD	NZD	SEK	NOK
1/17/2000	55.6%	39.9%	-25.8%	30.1%	-100.0%	-35.3%	2.0%	4.5%	-33.3%	62.2%
1/15/2001	5.2%	33.6%	-30.4%	-1.1%	-53.8%	-5.3%	-4.5%	4.0%	-44.1%	96.3%
1/15/2002	-35.0%	-24.2%	-10.3%	24.4%	-37.6%	-8.1%	-0.9%	5.4%	-9.6%	95.9%
1/15/2003	23.1%	-51.9%	-17.8%	68.9%	-100.0%	16.5%	-12.2%	14.2%	-8.3%	67.6%
1/15/2004	9.8%	-23.8%	-23.9%	46.4%	-53.9%	-12.9%	30.8%	18.7%	7.9%	1.0%
1/17/2005	6.7%	27.4%	-42.2%	28.1%	-46.7%	-6.9%	21.6%	23.8%	-11.4%	-0.6%
1/16/2006	47.8%	13.0%	-49.0%	37.2%	-89.4%	-12.1%	11.8%	34.6%	-11.5%	17.5%
1/15/2007	64.0%	-4.8%	-45.6%	70.3%	-100.0%	-8.0%	27.0%	2.8%	-13.9%	8.2%
1/15/2008	100.0%	-25.85%	8.03%	18.91%	-86.02%	-20.28%	0.00%	17.92%	-39.16%	26.45%
1/15/2009	63.4%	-14.7%	20.3%	-11.2%	-60.6%	-11.6%	-7.2%	25.9%	-20.1%	15.7%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Historical Performance of the Index

The level of the Index is deemed to have been 100 on January 17, 2000, which is referred to as the “index commencement date”. The index sponsor began calculating the Index on September 26, 2006. Therefore, the historical information for the period from January 17, 2000 until September 25, 2006, is hypothetical and is provided as an illustration of how the Index would have performed during the period had the index sponsor begin calculating the Index on the index commencement date using the methodology it currently uses (except that Swedish krona rates prior to January 23, 2006 are based on the Stockholm interbank overnight rate (STIBOR), and New Zealand dollar rates prior to June 16, 2003 are based on the applicable 1-month Bank Bill fixings and 1-year swap rates). This data does not reflect actual performance, nor was a contemporaneous investment model run of the Index. Historical information for the period from and after September 26, 2006 is based on the actual performance of the Index.

All calculations of historical information are based on information obtained from various third party independent and public sources. The index sponsor has not independently verified the information extracted from these sources.

FWP–6

The following table and graph illustrate the performance of the Index from January 17, 2000 to April 23, 2009. The estimated historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause holders of the Notes to receive a payment at maturity or upon redemption equal to or in excess of the principal amount of such Notes.

January 17, 2000	100
December 29, 2000	101.7217
December 28, 2001	113.822
December 31, 2002	135.6005
December 31, 2003	152.0082
December 31, 2004	151.9466
December 30, 2005	168.0892
December 29, 2006	184.9061
December 31, 2007	184.0481
December 31, 2008	151.9423
April 23, 2009	156.8755

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Licensing

Barclays Capital Intelligent Carry Index™ and the USD Intelligent Carry Index™ are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

Disclaimer

The index sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the index sponsor shall have no liability for any errors, omissions, or interruptions therein.

The index sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index. The index sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the index sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

FWP–7

Neither the index sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the index level (or failure to publish such value) and any use to which any person may put the Index or the index level. In addition, although the index sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the index level, the index sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

FWP–8